                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                        Under the Securities Act of 1934

                              (Amendment No. ___)*

                             ADVA INTERNATIONAL INC.
                             -----------------------
                                (Name of Issuer)

                          Common Stock $0.001 Par Value
                          -----------------------------
                         (Title of Class of Securities)

                                   00100W-10-8
                                   -----------
                                 (CUSIP Number)

                                  Meijer Lavino
                                   2 Vosholdal
                                 2930 Brasschaat
                                     Belgium
                                  32.3.652.0311
                                  -------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                              Barry H. Genkin, Esq.
                        Blank Rome Comisky & McCauley LLP
                                One Logan Square
                        Philadelphia, Pennsylvania 19103
                                  215.569.5500

                                  March 2, 2001
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e) or 240 13d-1(g), check the following box. / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------                             --------------------------
CUSIP NO. 00100W-10-8                  13D
-------------------------                             --------------------------
--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
         (Entities Only)

          Meijer Lavino
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (See Instructions)                                           (a) / /
                                                                       (b) /X/
--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS (See Instructions)    PF

--------------------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
          2(d) OR  2(e)                                                    / /
--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          The Netherlands
--------------------------------------------------------------------------------
                           7     SOLE VOTING POWER

                                 800,000
                         -------------------------------------------------------
       NUMBER OF           8     SHARED VOTING POWER
        SHARES
     BENEFICIALLY
       OWNED BY                  None
         EACH
       REPORTING
      PERSON WITH        -------------------------------------------------------
                           9     SOLE DISPOSITIVE POWER

                                 800,000
                         -------------------------------------------------------
                           10    SHARED DISPOSITIVE POWER

                                 None
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          800,000
--------------------------------------------------------------------------------
   12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)    / /
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.07%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON(See Instructions)

          IN
--------------------------------------------------------------------------------

Item 1.       Security and Issuer.

         This statement on Schedule 13D relates to the common stock, par value $0.001, of ADVA International Inc. (the "Issuer"). The Issuer's principal executive office is located at 6 Woodcross Drive, Columbia, South Carolina 29212.

Item 2.       Identity and Background.

         (a)      The name of the person filing this statement is Meijer Lavino.
         (b)      2 Vosholdal, 22930 Brasschaat, Belgium.
         (c) Mr. Lavino's principal occupation is President of Antwerpse Metalen NV, Metropoolstraat 38 B-2900, Schoten, Belgium.
         (d) During the last five years, Mr. Lavino has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).
         (e) During the last five years, Mr. Lavino has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
         (f)      Mr. Lavino is a citizen of The Netherlands.

Item 3.      Source and Amounts of Funds or Other Consideration.

         In a transaction which closed March 2, 2001, Mr. Lavino acquired 800,000 shares from the Issuer in consideration for the exchange by him of 76.29 shares of Global Information Group USA, Inc. ("GIG"), pursuant to an Agreement of Stock Exchange dated as of June 19, 2000, as amended, among Mr. Lavino, the other shareholders of GIG, GIG, the Issuer and Biotel, Inc.

Item 4.      Purpose of Transaction.

         (a) Mr. Lavino acquired 800,000 shares in the Issuer through the Agreement of Stock Exchange referred to under Item 3 to combine the operations of GIG with the Issuer, a reporting company under the Securities Exchange Act of 1934. As previously reported on its Current Report on Form 8-K filed with the Securities and Exchange Commission on March 5, 2001, the Issuer also entered into a Registration Rights Agreement with Mr. Lavino and the other stockholders of GIG (collectively, the "Stockholders") pursuant to which the Stockholders have the right to demand that the Issuer register, under the Securities Act of 1933, all or any part of their respective holdings. The Stockholders also have certain "piggyback" registration rights to participate in registered offerings filed by the Issuer. Mr. Lavino has not yet exercised any of his registration rights and, therefore, these rights may be exercised in the future.

         Subject to the availability of shares at acceptable prices, Mr. Lavino contemplates the possibility that he may increase their investment in the Issuer's common stock through open market and privately negotiated transactions.

         Mr. Lavino has no present plans or proposals which relate to or would result in any of the following:

         (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, except as described below:

         Mr. Lavino understands that Anthony E. Mohr was named President and Chief Executive Officer of the Issuer and that Mr. Mohr, Philip van Wijngaarden and Ruud A. M. Pruijm were appointed to the board on March 2, 2001 pursuant to the terms of the Agreement of Stock Exchange dated June 19, 2000, as amended.

         (f) any material change in the present capitalization or dividend policy of the Issuer;

         (g) any other material change in the Issuer's business or corporate structure;

         (g) any changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

         (j) any action similar to any of those enumerated above.

Item 5.       Interest in Securities of the Issuer.

         (a) Mr. Lavino is the beneficial owner (calculated in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended) of 800,000shares of common stock or 6.07% of the Issuer's common stock (based on 13,185,000 shares outstanding).
         (b) Mr. Lavino has sole power to vote and dispose of all of the shares of common stock referred to above in Item 5(a).
         (c)  Not applicable.
         (d) No person other than Mr. Lavino has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the common stock referred to in Item 5(a).
         (e)  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         The responses to Item 3 and Item 4 are incorporated herein in their entirety. The Agreement of Stock Exchange dated as of June 19, 2000, as amended, among GIG, the Issuer, Biotel, Inc. and the shareholders of GIG, the Amendment (2.01) to Agreement of Stock Exchange dated February 2, 2001 among GIG, the Issuer, Biotel, Inc. and the shareholders of GIG and the Registration Rights Agreement among the Issuer and the Investors named therein are incorporated herein by reference in their entirety.

Item 7.         Material to be Filed as Exhibits:

*Exhibit 7.1 -  The Agreement of Stock Exchange dated as of June 19, 2000, as amended, among GIG, the Issuer, Biotel, Inc. and the Sellers, as amended.

*Exhibit 7.2 -  Amendment (2.01) to Agreement of Stock Exchange dated February
                2, 2001 among GIG, the Issuer, Biotel, Inc. and the Sellers.

*Exhibit 7.3 -  The Registration Rights Agreement dated as of March 1, 2000 among the Issuer and the Investors named therein.

*Incorporated by reference to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 5, 2001 (Commission File No. 0-16341).

                                   Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        /s/ Meijer Lavino
                                        ----------------------------------------
                                        Signature

                                        Meijer Lavino
                                        ----------------------------------------
                                        Name/Title:


Dated:       March 8, 2001
      -----------------------------